

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Global 5 Media, Inc.
Dripping Springs, TX

We have reviewed the accompanying financial statements of Global 5 Media, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 11, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GLOBAL 5 MEDIA, INC.
BALANCE SHEET
DECEMBER 31, 2018 & 2017

_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 364	$ 23,020
TOTAL CURRENT ASSETS	364	23,020
TOTAL ASSETS	364	23,020
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Related Party Loan	25,809	-
TOTAL LIABILITIES	25,809	-
SHAREHOLDERS' EQUITY		
Paid in Capital	75,000	75,000
Retained Earnings (Deficit)	(100,445)	(51,980)
TOTAL SHAREHOLDERS' EQUITY	(25,445)	23,020
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 364	$ 23,020

GLOBAL 5 MEDIA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Expense		
Software Development Expense	41,397	5,064
Salaries & Wages	2,919	1,017
Professional & Legal	2,390	4,895
General & Administrative	1,759	5,043
Selling & Marketing	-	860
	48,465	16,879
Net Income from Operations	(48,465)	(16,879)
Net Income	$ (48,465) $	(16,879)

GLOBAL 5 MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (48,465)	$ (16,879)
Net Cash Flows From Operating Activities	(48,465)	(16,879)
Cash Flows From Financing Activities		
Change in Related Party Loan	25,809	-
Change in Paid in Capital	-	25,000
Net Cash Flows From Investing Activities	25,809	25,000
Cash at Beginning of Period	23,020	14,899
Net Increase (Decrease) In Cash	(22,655)	8,121
Cash at End of Period	$ 364	$ 23,020

GLOBAL 5 MEDIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Beginning Balance	$ 23,020	$ 14,898
Change in Paid in Capital	-	25,000
Net Income	(48,465)	(16,879)
Ending Balance	$ (25,445)	$ 23,020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Global 5 Media, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a software developer that is developing a video streaming platform.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of $48,465 and $16,879 in 2018 and 2017,respectively.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through an equity crowdfund offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2018, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service for three years from the date filed or the original due date, whichever is later.

The Company is subject to franchise filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, 2017, and 2018 will remain subject to review by the Internal Revenue Service for three years from the date filed or the original due date, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2016, 2017, and 2018 will remain subject to review for four years from the date filed or the due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

NOTE D- RELATED PARTY DEBT

In 2018, the Company borrowed money from Mitch Construction Company, a related party under common control that shares ownership with the Company ("the Related Party Loan"). The Related Party Loan has a ten-year term and accrues no interest.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 11, 2019, the date that the financial statements were available to be issued.